INDEX ANNOUNCEMENT S&P Dow Jones Indices Announces June 2024 Quarterly Rebalance of the S&P/ASX Indices SYDNEY, JUNE 7, 2024: S&P Dow Jones Indices announced today the changes in the S&P/ASX Indices, effective prior to the open of trading on Monday, June 24, 2024, as a result of the June quarterly review. S&P/ASX 20 Index – Effective Prior to the Open on June 24, 2024 Action Code Company Addition JHX James Hardie Industries PLC Removal S32 South32 Limited S&P/ASX 50 Index – Effective Prior to the Open on June 24, 2024 Action Code Company Addition WTC WiseTech Global Limited Removal EDV Endeavour Group Limited S&P/ASX 100 Index – Effective Prior to the Open on June 24, 2024 Action Code Company Addition PDN Paladin Energy Limited Addition VEA Viva Energy Group Limited Removal LTR Liontown Resources Limited Removal NEC Nine Entertainment Co. Holdings Limited S&P/ASX 200 Index – No change. Exhibit 99.2

INDEX ANNOUNCEMENT S&P/ASX All Technology Index – Effective Prior to the Open on June 24, 2024 Action Code Company Addition BVS Bravura Solutions Limited Addition GTK Gentrack Group Limited Addition QOR Qoria Limited Any changes to constituent data can be viewed in the proforma files delivered to client SFTP accounts after market close today. Any changes to index shares data for capped and equal weighted indices will be made available in proforma files delivered to client SFTP accounts after market close on Friday, June 14, 2024. For more information about S&P Dow Jones Indices, please visit www.spglobal.com/spdji.

INDEX ANNOUNCEMENT ABOUT S&P DOW JONES INDICES S&P Dow Jones Indices is the largest global resource for essential index-based concepts, data and research, and home to iconic financial market indicators, such as the S&P 500® and the Dow Jones Industrial Average®. More assets are invested in products based on our indices than products based on indices from any other provider in the world. Since Charles Dow invented the first index in 1884, S&P DJI has been innovating and developing indices across the spectrum of asset classes helping to define the way investors measure and trade the markets. S&P Dow Jones Indices is a division of S&P Global (NYSE: SPGI), which provides essential intelligence for individuals, companies and governments to make decisions with confidence. For more information, visit www.spglobal.com/spdji. FOR MORE INFORMATION: S&P Dow Jones Indices index_services@spglobal.com